Fellow Stockholders:	November 11, 1999

Tellabs' performance during the third quarter, which ended on October 1, was very much a reprise of results in recent quarters. The company has reported sales and earnings above those of comparable quarters in the prior year every quarter for more than eight years now, and in several of our recent quarters, we have set records for the company in both categories. This third quarter was no exception, and true to recent form, both sales and earnings set records for the company. For most of these eight years, revenue and earnings were driven primarily by demand for the TITAN® 5500 digital cross-connect system, supported by revenue from the MartisDXX™ multiplexer and echo cancellers. Again, this quarter was no exception. The details are a little complicated, however, and a brief explanation is in order.

In the third quarter of 1998, Tellabs acquired Coherent Systems Corporation in an all-stock transaction that was treated originally as an immaterial pooling of interests. In the third quarter of 1999, Tellabs acquired NetCore Systems, Inc., again in an all-stock transaction, again accounted for as a pooling of interests. Taking into account recent SEC views on the appropriate thresholds and aggregation criteria for determining whether a merger qualifies for immaterial pooling of interests accounting treatment, we have voluntarily restated our financial results to reflect the inclusion of Coherent and NetCore operations as well as the dilutive effect of all additional shares issued in these transactions. The effect of this restatement, as well as those extraneous events which seems to have become a permanent addition to our financial reporting, is reflected in the numbers and percentages that follow. (More detailed restatements have been filed with the SEC.)

Sales for the quarter amounted to $594.5 million, our highest quarterly sales ever. This represents an increase of almost 39 percent over sales of $428.4 million in the third quarter last year. For the first nine months of this year, sales have been $1.6 billion, compared to sales last year through three quarters of $1.2 billion. Clearly, we are closing in on the "$2billion by 2000" objective we set for ourselves in 1995 a year early. This isn't the complicated part.

The complications come with the earnings picture. For this third quarter, net income was a record $144 million, compared to net income in the third quarter last year of $83.1 million. This is a very enviable 73 percent increase. However, this quarter's earnings were increased by about $6.9 million before taxes as a result of sale of stock held by the company as an investment, and decreased by a charge associated with the acquisition of NetCore Systems during the quarter. In the third quarter last year, we incurred a substantial charge (about $13 million, pre-tax) taken in connection with the merger of Coherent Communications and the terminated merger with CIENA Corporation. Excluding the effects of all these items, earnings for the third quarter just ended increased 52.9 percent over those for last year's third quarter, still a rather enviable performance. Earnings per diluted share for this year were 35 cents and 21 cents in 1998. (For the real purists, the EPS numbers were 34 cents this year and 23 last when all the charges and one-time gains are eliminated.)

Nine-month comparisons are even more complicated. Net income for the first three quarters of 1999 amount to $370.5 million, including all gains and charges, and for the same periods last year, net income was $275.1 million. The figure for 1998 includes the charges noted above, and an additional pre-tax gain of $73.4 million from the sale of stock held as an investment and a pre-tax write-off of $24.8 million related to impaired assets. Without delving further into such things, suffice to say that earnings this year through three quarters were up nearly 35 percent over those for last year, and if one eliminates all such one-time items, net income is up a little over 46 percent, year over year.

As noted earlier, revenue continues to be driven largely by sales of the TITAN family of digital cross-connect products, most notable the TITAN 5500 system. Revenue from these products increased 43 percent, quarter to quarter, indicating both strong demand for bandwidth and growth of infrastructure facilities, particularly in North America. This growth is driven largely by continued demand for Internet services and by the expanding use of wireless telephony in nearly all areas of the country. Growth for us was not quite so robust in other parts of the world, as MartisDXX system sales were below our expectations, though modestly above those in the third quarter of 1998, and there was, in addition, an adverse currency effect this year. Echo canceller sales were up 26 percent, about as we'd expected, year over year. And for the first time, really, revenue from our CABLESPAN system, which derives telephony services over cable TV facilities, was appreciable and well above that of any prior quarter. (This product may well represent a significant growth opportunity for us as we enter the next millennium, after a rather prolonged gestation period.)

During this past quarter, Tellabs added two companies to the family. The first was a division of Alcatel located in Copenhagen, Denmark, with a manufacturing presence in Ireland, and the second a smaller private company NetCore Systems, located in Wilmington, Mass. The Alcatel acquisition, previously known as DSC Europe, brings us SDH technology, which is the European-standards analogous to SONET, the North American optical networking standard, and optical design resources as well. These are important in several respects, but primarily because they immediately augment our MartisDXX system capabilities and give us access to the larger European-standards-based telecom networks around the world. Now known as Tellabs Denmark, this new member of the team augments our international product portfolio. It also increases our presence in Ireland, because most of DSC Europe's manufacturing resources were located in Drogheda, just north of Dublin.

The acquisition of NetCore brings much-needed data-networking technology to Tellabs. The folks at NetCore (now known as our Internetworking Systems Division) have been developing a unique product that provides both switching and routing in a data environment. That is attractive in its own right, but it will, in addition, provide to many of our other products access to very formidable data-networking technology. This will considerably enhance their usefulness in this changing and expanding telecommunications infrastructure.

In addition to products and technology, acquisitions bring added human resources to Tellabs. Peter Viereck, former chief operating officer of DSC Europe, now managing director of Tellabs Denmark, and Ashrof Dahod, former president and CEO of NetCore, now general manager of our Internetworking Systems Division, are two good examples, as is Jane Brandt of NetCore who became our vice president, Multiservice Networking Products. Another addition, Don Jones, our new vice president of sales North America Sales, joined the family during the summer. Don comes to us from Sears, and before that, American Express and IBM. All these folks bring to Tellabs a considerable amount of experience and talent and are significant additions to our management team. We welcome them most warmly.

As you can infer from all of this, Tellabs continues to grow and to develop its plans for the future. These plans include an impressive array of new products, some of which you have heard a little about previously - and some of which we had planned to have in the marketplace by now. There have been some delays and "feature expansion" along the way, but all of those new things are now very close to reality. We'll keep you informed as they materialize, and relate them to the new products emerging from the two acquisitions as well. Tellabs is nearing its 25th birthday, and it seems appropriate that we celebrate that event with the emergence of an impressive new array of new products, systems and services. The year 2000 should be an exciting one, and for far more substantial reasons than "Y2K!"

Sincerely,
/s Michael J. Birck
Michael J. Birck
President and
Chief Executive Officer

Third Quarter Earnings Release
Results of Operations
Condensed Consolidated Balance Sheet
Restated Selected Quarterly Financial Data
Common Stock Market Data
Tellabs' common stock is listed on The Nasdaq Stock Market under the symbol TLAB and appears in most daily newspaper stock tables as Telabs. At February 15, 1999, there were approximately 4,371 stockholders of record. Tellabs is a component of the Nasdaq-100 Index and the Standard & Poor's 500 Index.
10-K Report
Stockholders may obtain without charge a copy of the Tellabs 1998 Form 10-K as filed with the Securities and Exchange Commission upon request to:
Secretary
Tellabs, Inc.
4951 Indiana Avenue
Lisle, Illinois 60532 U.S.A.
Edgar Archives
For Tellabs investor relations contact:
Tom Scottino
+1.630.378.7504
tom.scottino@tellabs.com

Except for historical information, the matters discussed or incorporated by reference in this document are forward-looking statements that involve risks and uncertainties associated with competition, market growth, customer acceptance and timely availability of products and features, as well as other risks that may be detailed from time to time in the company's filings with the Securities and Exchange Commission. Tellabs' actual future results could differ materially from those discussed here. The company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances or to reflect the occurrence of unanticipated events.

APPENDIX A

Description of Graphic and Image Material

Bar Graph of Gross Profit (In Percentages) (Restated for Coherent and NetCore Acquisitions)
Data Points: 1995-55.3%, 1996-57.7%, 1997-59.5%, 1998-58.6%, 1999-59.6%
                   Results for 1999 are as of 10/01/99.

Bar Graph of Book Value per Share (Restated for Coherent and NetCore Acquisitions)
Data Points: 1995-$1.21, 1996-$1.63, 1997-$2.53, 1998-$3.52, 1999-$4.53
                   Results for 1999 are as of 10/01/99.

Return on Equity (In Percentages)(Restated for Coherent and NetCore Acquisitions)
Data Points: 1995-32.6%, 1996-23.6%, 1997-34.0%, 1998-33.2%, 1999-32.2%
                   Results for 1999 are as of 10/01/99.